INVEX LTD.	594 Coldstream Ave, Toronto, Ontario Canada M6B 2L2

June 13, 2022

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Sonia Bednarowski
J. Nolan McWilliams

Re:	Invex Ltd.
Offering Statement on Form 1-A
Filed April 19, 2022
File No. 024-11860

Dear Sir or Madam:

Invex Ltd. (the “Company”) is filing amendment number 1 (the “Amendment”) to the Offering Statement on Form 1-A (the “Offering Statement”) in response to your recent review letter addressed to Yigal Shusteri, Chief Executive Officer of the Company, dated May 2, 2022 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Offering Statement on Form 1-A

General 1.

You state that you have designed a platform that allows merchants and users to convert gift cards to virtual currency allowing the transfer of credit from one card to another. Please disclose whether the you intend to use a distributed ledger or a blockchain as part of your platform and whether the Gift coins you have developed are crypto assets for which you intend to use a distributed ledger or blockchain to track and transfer the Gift coins. We may have additional comments after reviewing your revised disclosure.

We have added disclosure that we use a database housed in Amazon’s secure servers, and not blockchain.

Furthermore, we hereby confirm that we are qualified to offer our shares in the State of Florida, due to the Florida’s securities laws, FS §517.061. We are also awaiting qualification from the State of New York.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Yigal Shusteri
Yigal Shusteri